Exhibit 77A.I


                       Terms of New or Amended Securities

1. ING Funds Distributor, LLC ("IFD") has waived a portion of the distribution fee through a reduction in the distribution fee of up to 0.40% of the average daily net assets payable to IFD under the Distribution Plan for the Class A Shares of ING Classic Money Market Fund, a series of ING Funds Trust, attributable to Class A Shares of these Funds for the period from April 1, 2004 through August 1, 2007. IFD has agreed to continue to waive that fee for the period from August 1, 2007 through and including August 1, 2008.

2. At the September 12, 2007 Board meeting, the Board of Trustees of ING Funds Trust approved the establishment of Institutional Service Class shares on behalf of ING Institutional Prime Money Market Fund.

3. At the September 12, 2007 Board meeting, the Board of Trustees of ING Funds Trust approved the establishment of Class W Shares on behalf of ING GNMA Income Fund and ING Intermediate Bond Fund.